Suite 3120 - 666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 4 - 2010

February 11, 2010
FOR IMMEDIATE RELEASE

AURIZON CONFIRMS EXTENSION OF ZONE 123 AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report the results of exploration drilling along the 810 metre exploration drift and the 280 metre drift at its Casa Berardi Mine, in north-western Quebec.

Part of the current program is focussed along Zone 123, located approximately 950 metres east of the production shaft and now extending between a depth of 200 to 1,100 metres from the surface.  As at December 31, 2008, Zone 123 contained inferred mineral resources of 714,000 tonnes at a grade of 9.4 grams of gold per tonne, or 216,000 ounces.  Since August 2009, a total of thirty (30) holes have been drilled from underground at an average spacing of 50 to 75 metres to extend the known mineralization by approximately 300 metres in both the up-dip and down-dip direction.

The results have identified a group of locally stacked mineralized lenses inside a steeply south dipping host corridor, 200 metres in thickness extending vertically over at least 900 metres.  The thickness of the individual lenses is in the range of 3 to 10 metres.

Twenty-two (22) mineralized intervals returned a metal factor above 10 (true width in metres x gold grade in grams per tonne) using a cut-off grade of 3 grams of gold per tonne.  The best intersections are located in the lower extension of the system.  Hole CBP-0115 returned 5.5 grams of gold per tonne over 10 metres at a depth of 1,100 vertical metres below surface.  Hole CP-0114 intersected two lenses at a depth of 900 metres below surface, returning 8.1 grams of gold per tonne over 6.5 metres and 9.2 grams of gold per tonne over 5 metres.

The mineralization, like other zones of the same area, is associated with quartz veins, chert bands, stockworks, and sulphide bearing structures occuring in a volcanic unit located approximately 400 metres south of the Casa Berardi Fault.

“These latest holes confirm the extension of the mineralized zone up-dip and down-dip of the previously defined structure.  The open extensions both up dip and down dip of this stacked structure represent excellent potential for future discoveries of similar lenses.  Gold grades and thicknesses are similar to those mined along the Casa Berardi Fault indicating a strong possibility of ultimately establishing mineral reserves in this area,” said Jeannot Boutin P.Eng., Mine Geology Superintendant.

Outlook

The current priority of the program is to delineate the geometry and extension of mineralized zones to produce inferred resource estimates and then upgrade those resources to the indicated category by close-spaced drilling.

Eleven rigs are currently active on site and drilling will continue from the existing 810 metre exploration drift and, later this year, from the 550 metre exploration drift, which is currently being developed.

Aurizon Mines Ltd.
News Release – February11, 2009
Aurizon Confirms Extension of Zone 123 at Casa Berardi

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures with atomic absorption and gravimetric finish.  Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse rejects are carried out on approximately 5% of samples.  Additional information on Quality Assurance and Quality control (“QA/QC”), can be found in the “Technical Report on the Casa Berardi Mine”, dated February 9, 2009, which can be found under Aurizon’s profile on www.sedar.com.  Primary exploration assaying was performed at the mine site laboratory and at Swastika lab in Ontario.  The QA/QC program is performed at ALS Chemex lab in Val-d’Or.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin, P.Eng ., Mining Geology superintendant, an appropriately qualified person as defined by National Instrument
43-101.  Mr. Boutin is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Casa Berardi mine.  All other information previously released, together with all technical reports on Casa Berardi, are available on the Aurizon website.

Forward Looking Information

This news release contains forward-looking information which is based on certain assumptions and subject to risks and uncertainties described under “Forward Looking Statements and Information.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Martin Bergeron, Vice President, Operations Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: Valerie Lacasse: vlacasse@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – February11, 2009
Aurizon Confirms Extension of Zone 123 at Casa Berardi

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”), specifically statements regarding the potential for discovery of similar lenses, the possibility of establishing mineral reserves in the area in which exploratory drilling is taking place.  The forward-looking information is based on information available as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

This forward-looking information is based on the assumption that past exploration results and basis for mineral reserves estimates are valid predictors of future results. However, there is no assurance that this will be the case and there are a number of risks and uncertainties which may cause the actual results of future exploration results to differ materially from those anticipated by such forward-looking information including but not limited to unexpected geological occurrences and other risks associated with mineral exploration and the likelihood that any future mineral resource or reserves estimate would be subject to different parameters and assumptions than previous estimates in the adjacent project areas. The Company also refers readers to factors and other risks more fully described in Aurizon’s Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” mineral resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release – February 11, 2009
Aurizon Confirms Extension of Zone 123 at Casa Berardi

123 Zone
Hole	East (metres)	From (metres)	To (metres)	Length along the hole (metres)	True width (metres)	Gold Grade (grams/tonne)
CBP-0061	12500	417.0	425.4	8.4	7.2	6.3
CBP-0062	12500	365.2	369.6	4.4	4.2	6.4
CBP-0064	12500	344.0	354.4	10.4	10.0	4.1
CBP-0065	12500	466.9	481.5	14.6	11.3	6.2
CBP-0066	12500	358.0	364.5	6.5	6.5	3.1
CBP-0069	12450	409.5	420.0	10.5	7.0	3.3
CBP-0085	12350	161.6	166.0	4.4	4.0	4.8
CBP-0089	12300	148.9	155.1	6.2	5.7	6.6
	12300	190.8	194.8	4.0	3.5	4.3
CBP-0090	12600	403.3	405.2	1.9	1.5	6.9
CBP-0092	12600	388.0	394.5	6.5	6.5	3.5
	incl.	392.7	394.5	1.8	1.8	9.7
CBP-0096	12450	283.5	284.2	0.7	0.7	18.0
CBP-0110	12300	163.4	172.7	9.3	7.1	4.5
	12300	213.0	220.1	7.1	7.0	3.4
CBP-0111	12300	275.0	283.0	8.0	4.5	6.9
CBP-0112	12350	216.3	218.3	2.0	2.0	5.8
	12350	231.9	234.1	2.2	2.2	5.5
CBP-0113	12350	294.2	301.5	7.3	4.0	7.5
CBP-0114	12350	233.5	246.0	12.5	6.5	8.1
	incl.	239.2	246.0	6.8	3.5	10.6
	12350	273.0	280.5	7.5	5.0	9.2
CBP-0115	12350	340.5	365.8	25.3	10.0	5.5
	12350	406.2	408.0	1.8	0.7	20.7

Holes with an intercept lower than 3 grams per tonne or a metal factor (true width in metres x gold grade in grams per tonne) lower than 10 are: CBP-0063, CBP-0080,CBP-0081, CBP-0082, CBP-0083, CBP-0084, CBP-0086, CBP-0087, CBP-0088, CBP-0091, CBP-0097

Discontinuity in the sequence is due to holes that have been drilled in other zones.